Exhibit 99.1

YM BioSciences Reports Operational and Financial Results for the First Quarter of Fiscal 2013

MISSISSAUGA, Canada, November 9, 2012 - YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM), a drug development company advancing hematology and cancer related products, today reported operational and financial results for the first quarter of fiscal 2013, ended September 30, 2012.

“During the quarter we prepared for pivotal trials with CYT387 while continuing to explore potential opportunities to further develop and/or commercialize our drug with other companies,” said Dr. Nick Glover, President and CEO of YM BioSciences. “We look forward to reporting final results from the 166 patient Phase I/II study of CYT387 in myelofibrosis, which have been selected for presentation in an Oral Session at the 2012 Annual Meeting of the American Society of Hematology.”

Summary Financial Results (CDN dollars)
The interim consolidated financial statements and comparative information for fiscal 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Revenue, generated from out-licensing remained constant for the first quarter of fiscal 2013 ending September 30, 2012 at $0.3 million compared with $0.3 million for the first quarter of fiscal 2012 ending September 30, 2011.

Net finance income was $0.4 million for the first quarter of fiscal 2013 compared to net finance income of $7.5 million for the first quarter of fiscal 2012. The changes in net finance income are primarily attributable to changes in the fair value adjustment for USD warrants. Under IFRS, warrants denominated in a different currency than the Company's functional currency must be classified as a financial liability and measured at fair value, with changes reflected in profit or loss. For the first quarter of fiscal 2013, the Company realized a gain of $1.7 million on the revaluation of warrants, compared to a gain of $5.4 million for the first quarter of fiscal 2012.

Licensing and product development expenses were $7.2 million for the first quarter of fiscal 2013 compared with $6.5 million for the first quarter of fiscal 2012. Development expenses for CYT387 increased due to preparations for the Phase III program in myelofibrosis, the extension of the Phase I/II clinical trial in myelofibrosis, ongoing costs associated with the BID study, pre-clinical development activities, and manufacturing of drug for these programs.

General and administrative expenses were $2.0 million for the first quarter of fiscal 2013 compared to $2.2 million for the first quarter of fiscal 2012, primarily due to lower non-cash share-based compensation expense.

Net loss for the first quarter of fiscal 2013 was $8.5 million ($0.05 per share) compared to $0.9 million ($0.01 per share) for the same period last year.

As at September 30, 2012 the Company had cash and short-term deposits totaling $125.5 million and accounts payable and accrued liabilities totaling $5.0 million compared to $132.5 million and $3.1 million respectively as at June 30, 2012.

As at September 30, 2012 the Company had 157,546,793 common shares and 7,366,418 warrants outstanding.

Notice of Meeting:
YM's Annual Meeting of Shareholders will be held on November 20, 2012, at 4:00 p.m. ET at the offices of Norton Rose Canada LLP, Boardrooms A & B, 38th Floor, 200 Bay Street, Royal Bank Plaza South Tower, Toronto, Ontario. The management proxy circular documents and annual financial documents were mailed to shareholders on October 8, 2012, and are available online at www.ymbiosciences.com, www.edgar.com and www.sedar.com.

About YM BioSciences
YM BioSciences Inc. is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis. YM's portfolio also includes nimotuzumab, a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. In addition, YM has several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387 and nimotuzumab will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM as well as CIMYM’s various licensees will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Affairs
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

	September 30,	June 30,
	2012	2012

Assets

Current assets:
Cash and cash equivalents	$82,612,892	$87,140,020
Short-term deposits	42,933,445	45,310,288
Accounts receivable	259,492	252,884
Prepaid expenses	168,989	257,780
Total current assets	125,974,818	132,960,972

Non-current assets:
Property and equipment	65,387	62,118
Intangible assets	1,502,678	2,629,682
Total non-current assets	1,568,065	2,691,800

Total assets	$127,542,883	$135,652,772

Liabilities and Equity

Current liabilities:
Accounts payable	$1,321,253	$803,421
Accrued liabilities	3,661,511	2,262,972
Share purchase warrants	5,567,344	7,221,040
Deferred revenue	381,270	381,270
Total current liabilities	10,931,378	10,668,703

Non-current liabilities:
Deferred revenue	1,461,535	1,556,853
Total non-current liabilities	1,461,535	1,556,853

Equity:
Share capital	340,173,078	340,173,078
Contributed surplus	16,984,637	16,712,315
Deficit	(242,007,745)	(233,458,177)
Total equity	115,149,970	123,427,216

Total liabilities and equity	$127,542,883	$135,652,772

Approved by the Board and authorized for issue on November 8, 2012:

Tryon M. Williams, Director                                                        Dr. Nick Glover, Director

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

	Three months ended
	September 30,
	2012	2011

Revenue:
Out-licensing	$310,145	$250,728

Expenses:
Licensing and product development	7,203,847	6,487,847
General and administrative	2,021,699	2,160,148
	9,225,546	8,647,995

Loss before the undernoted	(8,915,401)	(8,397,267)

Finance income	1,950,215	7,502,577
Finance costs	(1,584,382)	–

Net loss for the period and comprehensive loss	$(8,549,568)	$(894,690)

Basic and diluted loss per common share	$(0.05)	$(0.01)

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total

Balance, June 30, 2012	157,546,793	$340,173,078	$16,712,315	$(233,458,177)	$123,427,216
Capital transactions (note 8)
Net loss for the period				(8,549,568)	(8,549,568)

Transactions affecting owners of the Company, recognized directly in equity:
Share-based compensation	–	–	272,322	–	272,322
Shares issued on exerciseof options	–	–	–	–	–

Total transactions affecting owners of the Company	–	–	272,322	–	272,322

Balance, September 30, 2012	157,546,793	$340,173,078	$16,984,637	$(242,007,745)	$115,149,970

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total

Balance, June 30, 2011	116,681,948	$264,548,643	$15,144,062	$(213,141,438)	$66,551,267
Capital transactions
Net loss for the period	–	–	–	(894,690)	(894,690)

Transactions affecting owners of the Company, recognized directly in equity:
Share-based compensation	–	–	1,065,654	–	1,065,654
Shares issued on exerciseof options	29,500	38,008	(15,558)	–	22,450
Total transactions affecting owners of the Company	29,500	38,008	1,050,096	–	1,088,104

Balance, September 30, 2011	116,711,448	$264,586,651	$16,194,158	$(214,036,128)	$66,744,681

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

	Three months ended
	September 30,
	2012	2011

Cash provided by (used in):

Operating activities:
Net loss for the period	$(8,549,568)	$(894,690)
Items not involving cash:
Depreciation of property and equipment	11,931	16,584
Amortization of intangible assets	1,127,004	1,127,004
Interest earned	(296,519)	(154,476)
Unrealized (gain) loss on cash and cash equivalents	330,949	(1,983,577)
Share-based compensation	272,322	1,065,654
Change in fair value of share purchase warrants	(1,653,696)	(5,360,739)
Changes in non-cash working capital balances:
Short-term deposits	(141,836)	(165,305)
Accounts receivable	(6,608)	(61,466)
Prepaid expenses	88,791	175,712
Accounts payable	517,832	138,023
Accrued liabilities	1,398,539	(88,723)
Deferred revenue	(95,318)	(148,518)
Net cash used in operating activities	(6,996,177)	(6,334,517)

Investing activities:
Proceeds from sale of short-term deposits	2,518,679	1,818,420
Purchase of short-term deposits	–	(800,000)
Interest earned	296,519	154,476
Additions to property and equipment	(15,200)	(4,300)
Net cash provided by investing activities	2,799,998	1,168,596

Financing activities:
Issuance of common shares on exercise of options	–	22,450
Net cash provided by financing activities	–	22,450

Decrease in cash and cash equivalents	(4,196,179)	(5,143,471)

Impact of foreign exchange rates on cash	(330,949)	1,983,577

Cash and cash equivalents, beginning of period	87,140,020	32,046,630

Cash and cash equivalents, end of period	$82,612,892	$28,886,736